UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Signet Jewelers Limited

(Name of Issuer)

Common Shares, $0.18 par value per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	Schedule 13D	Page 2 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 3 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 4 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 5 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 shares of Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange

Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 6 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange

Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 7 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange

Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 8 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange

Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 9 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. G81276100	Schedule 13D	Page 10 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 11 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. G81276100	Schedule 13D	Page 12 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,766,009 Common Shares upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

12.9% beneficial ownership of the voting stock based on 52,342,518 Common Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on May 1, 2020.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. G81276100	Schedule 13D	Page 13 of 18 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Series A Convertible Preference Shares, par value $0.01 per share (the “Series A Preference Shares”) of Signet Jewelers Limited, a Bermuda exempted company (the “Issuer”), which are convertible into Common Shares, par value $0.18 per share (the “Common Shares”), of the Issuer. This Amendment is being filed to report a change in the number of shares held by the Reporting Persons as a result of an adjustment to the conversion rate of the Series A Preference Shares as set forth below, and to report that as of the date of filing of this Amendment, Jonathan D. Sokoloff is no longer a director of the Issuer. Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control the other Reporting Persons as set forth in this Schedule 13D.

The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of Schedule 13D amended hereby is updated to include the following additional disclosure:

As of the date of this statement, (i) GEI VI is the record owner of 387,522 Series A Preference Shares which are convertible into 4,798,519 Common Shares, (ii) GEI Side VI is the record owner of 230,963 Series A Preference Shares which are convertible into 2,859,916 Common Shares, (iii) Associates VI-A is the record owner of 470 Series A Preference Shares which are convertible into 5,820 Common Shares, and (iv) Associates VI-B is the record owner of 6,045 Series A Preference Shares which are convertible into 74,852 Common Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
GEI Side VI	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
Associates VI-A	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
Associates VI-B	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
Jonathan D. Sokoloff	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
Jonathan A. Seiffer	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%
Other Reporting Persons	7,766,009 (as converted)	0	7,766,009 (as converted)	12.9%

CUSIP No. G81276100	Schedule 13D	Page 14 of 18 Pages

(c)

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The following table includes an award of 5,952 shares of Common Stock awarded to Mr. Seiffer as compensation for his services on the Issuer’s board of directors.

Reporting Persons	Date of Transaction	Number of Shares Acquired	Price per Share
Jonathan Seiffer	06/12/2020	5,952	$0.00

CUSIP No. G81276100	Schedule 13D	Page 15 of 18 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of Schedule 13D amended hereby is updated to include the following additional disclosure:

The conversion rate formula for the Series A Preference Shares is set forth in the Certificate of Designation and is subject to various anti-dilution adjustments described in the Certificate of Designation. Since the filing of the Amendment No. 1 to Statement on Schedule 13D on June 18, 2019, the conversion rate has been adjusted as a result of these anti-dilution adjustments. The Series A Preference Shares would represent an ownership interest, assuming conversion of the Series A Preference Shares to the Issuer’s Common Shares pursuant to the conversion right of the holders of Series A Preference Shares, of approximately 12.9% at this time based on the current conversion rate of 12.2297.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1

Investment Agreement, dated as of August 24, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.2

Shareholders’ Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.3

Series A Convertible Preference Shares Certificate of Designation (incorporated by reference to Exhibit 3.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.4

Registration Rights Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.2 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.5	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).
7.6

Joint Filing Agreement, dated October 10, 2016 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2016).

7.7

Power of Attorney, dated October 10, 2016 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2016).

7.8

Amendment No. 1 to Joint Filing Agreement, dated June 17, 2019 (incorporated by reference to Exhibit 7.8 to Green Equity Investors VI, L.P.’s Schedule 13D Amendment No. 1, filed with the Securities and Exchange Commission on June 18, 2019).

7.9

Power of Attorney, dated June 17, 2019 (incorporated by reference to Exhibit 7.9 to Green Equity Investors VI, L.P.’s Schedule 13D Amendment No. 1, filed with the Securities and Exchange Commission on June 18, 2019).

CUSIP No. G81276100	Schedule 13D	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment to Schedule 13D is true, complete, and correct.

Dated as of June 16, 2020

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. G81276100	Schedule 13D	Page 17 of 18 Pages

GEI Capital VI, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary
/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan D. Sokoloff

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan A. Seiffer

CUSIP No. G81276100	Schedule 13D	Page 18 of 18 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Investment Agreement, dated as of August 24, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.2	Shareholders’ Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.3	Series A Convertible Preference Shares Certificate of Designation (incorporated by reference to Exhibit 3.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.4	Registration Rights Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.2 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.5	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.6	Joint Filing Agreement, dated October 10, 2016 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2016).

7.7	Power of Attorney, dated October 10, 2016 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2016).

7.8	Amendment No. 1 to Joint Filing Agreement, dated June 17, 2019 (incorporated by reference to Exhibit 7.8 to Green Equity Investors VI, L.P.’s Schedule 13D Amendment No. 1, filed with the Securities and Exchange Commission on June 18, 2019).

7.9	Power of Attorney, dated June 17, 2019 (incorporated by reference to Exhibit 7.9 to Green Equity Investors VI, L.P.’s Schedule 13D Amendment No. 1, filed with the Securities and Exchange Commission on June 18, 2019).